

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-50801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the
Savings Institute Bank and Trust Company
Willimantic, Connecticut

We have audited the accompanying statements of net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

1500 MAIN STREET SUITE 1500
SPRINGFIELD, MA 01115 P 413-747-9042
WOLFANDCO.COM

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
June 20, 2011

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS		
Investments, participant directed, at fair value:		
Shares of registered investment companies (Note 3)	$ 5,823,476	$ 5,224,796
SI Financial Group, Inc. common stock (Note 3)	1,928,507	1,104,642
Interest-bearing cash (Note 3)	1,398,852	1,313,740
Total investments	9,150,835	7,643,178
Notes receivable from participants	334,647	373,527
Net assets available for benefits	$ 9,485,482	$ 8,016,705

See independent auditors' report and accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

Additions to net assets attributed to:	
Investment activity:	
Net appreciation in fair value of investments (Note 3)	$ 1,480,018
Interest and dividends	18,274
	1,498,292
Interest income - notes receivable from participants	17,699
Contributions:	
Participants'	752,522
Employer	253,338
	1,005,860
Total additions	2,521,851
Deductions from net assets attributed to:	
Distributions paid to participants	1,036,235
Administrative expenses	16,839
Total deductions	1,053,074
Net increase	1,468,777
Net assets available for benefits:	
Beginning of year	8,016,705
End of year	**$ 9,485,482**

See independent auditors' report and accompanying notes to financial statements.

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of the Savings Institute Bank and Trust Company (the "Bank" or the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All employees of the Bank who have completed 90 days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions

Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants' contributions up to 6% of the participants' earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of Code Section 414(v). The Bank may also make additional discretionary profit sharing contributions which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting

Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants' accounts attributable to the Bank's discretionary profit sharing contributions vests as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participants' Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants' Investment Options

Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the Plan Administrator. The Savings Institute Bank and Trust Company's Trust Department ("Trust Department") functions as the Plan's trustee. Participants may change their investment options any time via direct telephone or via intranet access to the Trust Department.

Notes Receivable from Participants

Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have no more than five loans outstanding under the Plan, with terms ranging from one to five years. Loans are secured by the vested interest in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2010, interest rates on existing loans range from 3.25% to 8.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Amounts of participants' forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank's discretionary profit sharing and matching contributions. For the year ended December 31, 2010, there were no forfeited nonvested accounts.

Plan Amendments

The Bank reserves the right to amend or terminate the Plan at any time. No amendment or termination can divert Plan assets to persons other than Plan participants or their beneficiaries, or reduce any amount previously credited to participants' accounts. In the event of a termination of the Plan, all participants' accounts become 100% vested and shall be payable in accordance with the distribution provisions of the Plan.

On September 14, 2009, the Plan was amended to comply with the final regulations published by the Department of Treasury on April 5, 2007 pertaining to the limitations on benefits and contributions within tax-qualified plans under Internal Revenue Code Section 415.

On December 16, 2009, the Plan was amended to increase the number of loans that a participant may have outstanding under the Plan from two loans to five loans.

On December 9, 2010, the Compensation Committee resolved that the Plan would be restated to comply with the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008. The amended and restated Plan document will be submitted to the IRS for a favorable determination letter.

Note 2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan documents.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") amended its standard related to the disclosure of fair value measurements to require: (1) separate disclosure of significant amounts transferred in and out of Levels 1 and 2 fair value measurement categories, (2) a reconciliation of activity in the Level 3 fair value measurement category to present separately information relating to purchases, sales, issuances and settlements, (3) greater disaggregation of the assets and liabilities for which fair value measurements are presented and (4) expanded disclosure of the valuation techniques and inputs used to measure assets and liabilities in Levels 2 and 3 fair value measurement categories. The Plan adopted these amendments effective January 1, 2010, with the exception of the requirement related to the reconciliation of activity in Level 3 fair value measurement category, which is effective for fiscal years beginning after December 15, 2010. The adoption of these amendments did not have a material impact on the Plan's financial statements. *See Note 8 for more details.*

In September 2010, the FASB issued guidance which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Plan adopted this amendment for the year ended December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009. Interest income related to notes receivable from participants has been reclassified to interest income-notes receivable from participants.

In May 2011, FASB amended its standard related to fair value measurement to provide common fair value measurement and disclosure requirements in accordance with GAAP and international financial reporting standards. The amendments (1) change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurement, (2) clarify the intent of the application of existing fair value measurement requirements and (3) change the requirements for measuring fair value and for disclosing information about fair value. The amendments are not intended to change the application of the requirements of fair value measurement. The amendments should be applied prospectively effective during the interim and annual periods beginning after December 15, 2011. The adoption of these amendments is not expected to have a material impact on the Plan's financial statements.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans receivable are valued at amortized cost, which approximates fair value. Interest income is recorded on the accrual basis.

Fair Value Hierarchy

The Plan groups assets generally are measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

> *Level 1* - Valuation is based on quoted prices in active markets for identical assets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.
>
> *Level 2* - Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.
>
> *Level 3* - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees charged for the administration of the Plan by the Trust Department that are in excess of forfeitures, are paid by the Bank. Loan transaction fees and investment fees are charged to participants. For the year ended December 31, 2010, administrative expenses totaled $16,839.

Nature of Business of Sponsor

The Sponsor is a federally-chartered savings bank providing a full range of financial services to individuals, municipalities and businesses through its twenty-one offices located in eastern Connecticut.

Note 3. Investments

The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 2010 and 2009 are as follows:

	December 31,	
	2010	2009
SI Financial Group, Inc. common stock	$ 1,928,507	$ 1,104,642
Shares of registered investment companies:		
Fidelity Capital Appreciation	671,268	664,033
Davis NY Venture Fund	608,146	651,093
Harbor International Fund	780,863	802,980
Columbia Acorn Select Z	614,684	547,169
Interest-bearing cash:		
Northern Government Fund	1,395,652	1,309,676

During 2010, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in value as follows:

Shares of registered investment companies	$ 724,951
SI Financial Group, Inc. common stock	755,067
Net appreciation in fair value of investments	**$ 1,480,018**

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on September 10, 2003 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

In 2009, the Plan adopted accounting guidance regarding the recognition, measurement, presentation and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken in the course of preparing the Plan's Annual Return/Report of Employee Benefit Plan, including the position that the Plan qualifies as a qualified exempt plan, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" to be upheld under regulatory review. The adoption of this new guidance did not have a material impact on the Plan's financial statements. The Plan does not have any uncertain tax positions at December 31, 2010 which require disclosure or accrual.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 6. Related Party Transactions

SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions. For the year ended December 31, 2010, the Plan incurred loan transaction and investment fees totaling $16,839, which represent trustee fees due to the Bank's Trust Department as the Plan's trustee.

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8. Fair Value Measurements

Below is a description of the valuation methodologies used for assets measured at fair value for the year ended December 31, 2010. There have been no changes in the methodologies used at December 31, 2010.

Shares of registered investment companies: Valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Common stocks: Valued at the closing market price as of the last trade date of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis at December 31, 2010 and 2009. There were no liabilities measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$ 5,823,476	$ -	$ -	$ 5,823,476
Common stocks	1,928,507	-	-	1,928,507
Total assets at fair value	**$ 7,751,983**	**$ -**	**$ -**	**$ 7,751,983**

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$ 5,224,796	$ -	$ -	$ 5,224,796
Common stocks	1,104,642	-	-	1,104,642
Total assets at fair value	**$ 6,329,438**	**$ -**	**$ -**	**$ 6,329,438**

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2010 and 2009.

SUPPLEMENTARY INFORMATION

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

Identity of Issuer	Description of Investment	Shares	Fair Value
Fidelity Capital Appreciation	Registered Investment Company	26,490	$ 671,268
Davis NY Venture Fund	Registered Investment Company	17,530	608,146
Harbor International Fund	Registered Investment Company	12,896	780,863
Harbor Bond Fund	Registered Investment Company	34,290	414,910
Vanguard Total Bond Index	Registered Investment Company	38,636	409,545
Vanguard Inflation Protected Securities	Registered Investment Company	22,389	291,059
Vanguard Small Cap Value Index	Registered Investment Company	9,951	159,316
Vanguard Target Retirement Income	Registered Investment Company	1,708	19,272
Vanguard Target Retirement 2010 Fund	Registered Investment Company	13,979	311,886
Vanguard Target Retirement 2015 Fund	Registered Investment Company	7,389	91,774
Vanguard Target Retirement 2020 Fund	Registered Investment Company	2,721	60,152
Vanguard Target Retirement 2025 Fund	Registered Investment Company	30,740	387,945
Vanguard Target Retirement 2030 Fund	Registered Investment Company	11,534	250,068
Vanguard Target Retirement 2035 Fund	Registered Investment Company	9,525	124,691
Vanguard Target Retirement 2040 Fund	Registered Investment Company	5,345	114,918
Vanguard Target Retirement 2045 Fund	Registered Investment Company	6,338	85,565
Vanguard Target Retirement 2050 Fund	Registered Investment Company	1,518	32,487
Columbia Acorn Select Z	Registered Investment Company	21,395	614,684
Perkins Mid-Cap Value Fund	Registered Investment Company	17,497	394,927
SI Financial Group, Inc. Common Stock *	Equity Securities	218,404	1,928,507
Federated US Treasury Cash	Money Market Account	168	168
Northern Government Fund	Money Market Account	1,395,652	1,395,652
First Bankers Trust Services	Cash	3,032	3,032
Notes Receivable from Participants *	3.25% to 8.25%, maturities through 2015	-	334,647
Net assets available for benefits			$ 9,485,482

There were no investment assets which were both acquired and disposed of during the Plan year.

Cost information is not required for participant directed investments.

** Denotes party-in-interest*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 20, 2011

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

By: /s/ Laurie L. Gervais
Plan Administrator

Consent of Independent Registered Public Accounting Firm


WOLF
& COMPANY, P.C.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of SI Financial Group, Inc. on Form S-8 (SEC File No. 333-171880) of our report dated June 20, 2011 appearing in this Annual Report on Form 11-K of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2010.

Wolf & Company, P.C.

Boston, Massachusetts
June 20, 2011

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS.

1500 MAIN STREET SUITE 1500
SPRINGFIELD, MA 01115 P 413-747-9042
WOLFANDCO.COM